Exhibit 99.4

Leonardo DRS Announces Closing of Merger with RADA

ARLINGTON, Virginia – November 28, 2022 – Leonardo DRS, Inc. (“Leonardo DRS”, or the “Company”), a leading mid-tier defense technology provider, today announced the successful completion of the all-stock merger between Leonardo DRS and RADA Electronic Industries Ltd. (“RADA”) to become a combined public company (the “Combined Company”). As previously disclosed, RADA shareholders will retain 19.5% ownership in the Combined Company with Leonardo DRS’s parent company, Leonardo S.p.A., (MIL: LDO), owning the remaining 80.5%. Leonardo DRS’s stock will be listed on NASDAQ and the Tel Aviv Stock Exchange (“TASE”) under the symbol “DRS” with RADA’s existing stock symbol converting to the Leonardo DRS symbol effective at the opening of NASDAQ trading on November 29, 2022 and TASE trading on November 30, 2022.

The Combined Company will be aligned to fast growing segments of the U.S. Department of Defense (“DoD”) budget with market leading positions in advanced sensing, force protection, network computing, and electric power & propulsion. Further, the Combined Company’s mid-tier position provides meaningful scale coupled with agility to respond to customer needs with affordable and differentiated solutions. Pro forma revenue and Adjusted EBITDA in 2021 for the Combined Company was approximately $2.7 billion and $305 million, respectively.

“We look forward to bringing Leonardo DRS’s mid-tier strength to the public markets with the addition of RADA’s leading tactical radar capabilities,” said William J. Lynn III, Chairman & CEO of Leonardo DRS. “Leonardo DRS’s broad exposure to fast growing segments in the defense market and market leading positions in advanced sensing, force protection, network computing and electric power & propulsion make us a unique defense contractor with a compelling growth outlook, margin expansion capabilities and a largely unlevered balance sheet.”

“We are pleased to have received strong shareholder support for this transaction,” commented Dov Sella, CEO of RADA. “It has always been our goal to maximize shareholder value, and the RADA team and Board believe this merger represents an excellent outcome for the Company. The RADA team looks forward to continuing to penetrate the tactical radar market within the strong Leonardo DRS platform.”

In celebration of the transaction and the first trading under the DRS ticker symbol, the Leonardo DRS leadership and broader management team, led by CEO William J. Lynn III, will ring the Nasdaq closing bell on November 29, 2022 at 4:00 pm.  The bell ringing ceremony can be seen live on U.S. financial network television and on Nasdaq.com.

About Leonardo DRS
Leonardo DRS, Inc., headquartered in Arlington VA, develops and manufactures advanced defense products for the U.S. military, intelligence agencies and allies around the world.  The company’s broad technology portfolio focuses on advanced sensing, network computing, force protection, and electrical power and propulsion, as well as a range of key defense priorities.  Our innovative people are leading the way in developing disruptive technologies for autonomous, dynamic, interconnected, and multi-domain capabilities to defend against new and emerging threats.  See how we are shaping the battlefield of tomorrow at www.LeonardoDRS.com.

Forward-Looking Statements
This communication includes certain forward looking statements and forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the success of integration plans from the merger transaction; the volatility of the international marketplace; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in Leonardo DRS’s filings or RADA’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Leonardo DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by Leonardo DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, Leonardo DRS assumes no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

Leonardo DRS Investor Relations Contacts
Steve Vather
Vice President, Investor Relations and Corporate Finance
+1 703 409 2906
stephen.vather@drs.com

Cody Slach or Jeff Grampp, CFA
Gateway Group
+1 949 574 3860
DRS@GatewayIR.com

Leonardo DRS Media Contact
Michael Mount
Vice President, Communications and Public Affairs
+1 571 447 4624
mmount@drs.com